UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

First Eagle Private Credit Fund

(Name of Issuer)

First Eagle Private Credit Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

32008T101

(CUSIP Number of class of securities)

William Karim

c/o First Eagle Alternative Credit, LLC

500 Boylston Street

Suite 1250

Boston, MA 02116

David P. O’Connor

c/o First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher P. Healey

Davis Polk & Wardwell LLP

1050 17th Street, NW

Washington, DC 20036

May 2, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 2, 2025 by First Eagle Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 622,236 of its outstanding shares of beneficial interest at a price equal to the net asset value per Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on May 30, 2025.

2.

3,036 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $24.03.

4.

The payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about July 29, 2025 to the tendering Shareholders a total of $72,955 representing the net asset value of the total amount of the Shares tendered by Shareholders, less the early repurchase deduction, as applicable. The Shares were repurchased at a price of $24.03 per Share as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST EAGLE PRIVATE CREDIT FUND

By:	/s/ Jennifer Wilson
Name:	Jennifer Wilson
Title:	Chief Financial Officer and Treasurer

Dated: July 28, 2025

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES	Calculation of Filing Fee Tables